                                                      FILED PURSUANT TO RULE 433
                                                     REGISTRATION NO. 333-131598
                                                                NOVEMBER 7, 2006

STREETTRACKS(R) GOLD SHARES                       30 SEPTEMBER 2006

FUND OBJECTIVE

Gold Shares are exchange-traded securities (NYSE Ticker: GLD) that give the holder an undivided beneficial ownership interest in a trust, the primary asset of which is allocated (or secured) gold. Shares are designed to track the price of gold (net of Trust expenses) and trade like a continuously offered security, allowing authorized participants such as broker-dealers, banks and other financial institutions to create and redeem shares (in baskets of 100,000 shares) according to market demand.

PERFORMANCE

TOTAL    LONDON            MARKET
RETURN   PM FIX   NAV      VALUE
-----------------------------------
QTD       -2.32%   -2.43%   -2.87%
YTD        8.33%    7.90%    7.51%

ANNUALIZED

1 Year    26.62%   26.12%   27.34%
Since
Inception 17.89%   17.41%  16.58%
-----------------------------------
+ Inception Date: November 12, 2004

ABOUT GOLD BULLION

Gold is accepted the world over and may be an effective wealth preservation tool. Most importantly, due to its low-to-negative correlations with all traditional asset classes as well as with major economic variables, gold is a proven asset diversifier. When used in the construction of diversified portfolios, gold potentially helps reduce overall risk and may ultimately help protect investor wealth.

Key Facts
----------------------------------------------------
Expense Ratio                                 0.40%*
Ticker Symbol                                    GLD
Cusip                                      863307104
Exchange                     New York Stock Exchange
Short Sale Eligible                              Yes
Margin Eligible                                  Yes
----------------------------------------------------

MANAGEMENT
----------------------------------------------------
Sponsor              World Gold Trust Services, LLC
Custodian                        HSBC Bank USA, N.A.
Trustee                         The Bank of New York
Marketing Agent   State Street Global Markets, LLC**
----------------------------------------------------

THE PERFORMANCE QUOTED REPRESENTS PAST PERFORMANCE AND PAST PERFORMANCE DOES NOT
GUARANTEE FUTURE RESULTS. INVESTMENT RETURN AND PRINCIPAL VALUE OF AN INVESTMENT
WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN SOLD OR REDEEMED, MAY BE WORTH
MORE OR LESS THAN THE ORIGINAL COST. CURRENT PERFORMANCE MAY BE HIGHER OR LOWER
THAN THE PERFORMANCE QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH
END MAY BE OBTAINED BY CALLING 866-520-4053 OR BY VISITING SSGAFUNDS.COM

*The Sponsor and the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture or upon the earlier termination of the Marketing Agent
Agreement.

StreetTRACKS(R) Gold Shares                                    30 SEPTEMBER 2006

ADVANTAGES

EASILY ACCESSIBLE               Listed on the NYSE

PHYSICAL GOLD                   The Gold Shares represent fractional, undivided
                                interests in the Trust, the primary asset of
                                which is allocated (or physical) gold held by
                                the custodian.

COST-EFFECTIVE                  For many investors, the transaction costs
                                related to the Gold Shares are expected to be
                                lower than the costs associated with the
                                purchase, storage and insurance of physical
                                gold.

LIQUID                          Structure allows for baskets to be created and
                                redeemed according to market demand, creating
                                liquidity.

TRANSPARENT                     There exists a 24-hour global over-the-counter
                                market for gold bullion, which provides readily
                                available market data. The price, holdings and
                                net asset value of Gold Shares, as well as
                                market data for the overall gold bullion market,
                                can be tracked daily at:
                                www.streettracksgoldshares.com

FLEXIBLE                        Gold Shares (NYSE: GLD) are listed on the New
                                York Stock Exchange and trade the same way
                                ordinary stocks do. It is possible to buy or
                                sell Gold Shares continuously throughout the
                                trading day on the exchange at prices
                                established by the market. Additionally, it is
                                possible to place market, limit and stop-loss
                                orders of Gold Shares.

This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including
"Risk Factors" and the information incorporated by references therein, before making an investment decision about the Shares.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document/materials includes "forward-looking statements" which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should,"
"expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or the negative of these terms or other comparable terminology. All statements
(other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust's operations, the Sponsor's plans and references to the Trust's future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections.
Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor's expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust
Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment
Company Act of 1940 or the protections afforded by the Commodity Exchange Act of
1936; the lack of a market for the Shares; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the
Trust's gold; the lack of adequate sources of recovery if the Trust's gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery
Standards; the failure of subcustodians to exercise due care in the safekeeping of the Trust's gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the
Trust's obligation to reimburse the underwriting of the Trust's IPO and the
Marketing Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the "Risk Factors" section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing
Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust's operations or the value of the Shares. Neither the Sponsor,
Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing
Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor's or Marketing Agent's expectation or projections.

The value of the Shares relates directly to the value of the gold held by the
Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.

Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.

Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not
registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

**Marketed by State Street Global Markets, LLC, an affiliate of State Street
Global Advisors For more information: State Street Global Markets, LLC, One
Lincoln Street, Boston, MA 02111 866.320.4053 www.streettracksgoldshares.com

                                      ###

streetTRACKS(R) GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the
Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street
Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor,
Boston, MA 02111.